Exhibit 99.1 Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

david j. berger

dberger@wsgr.com

Direct dial: 650.320.4901

June 3, 2021

By Email

Steve Wolosky, Esq.

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

swolosky@olshanlaw.com

afreedman@olshanlaw.com

Re:	Demand for Inspection of Books and Records of Box, Inc. Pursuant to 8 Del. C. § 220 on behalf of Starboard Value LP, dated May 20, 2021 (“Demand”)

Dear Messers. Wolosky and Freedman:

We are counsel to Box, Inc. (“Box” or the “Company”) and write in response to the above referenced Demand sent on behalf of Starboard Value LP (“Starboard”). Capitalized terms not defined in this letter are defined in the Demand.

While the Company appreciates Starboard’s continued engagement, the Company rejects in full the speculative and unfounded allegations made against the Company’s board of directors (the “Board”). Further, and as discussed below, the Demand is deficient for several reasons, including that it fails to establish the required credible basis from which any wrongdoing can be reasonably inferred, and it is impermissibly overbroad. Notwithstanding these deficiencies and subject to and preserving all its objections, the Company is prepared to provide certain books and records (subject to the execution of a mutually acceptable confidentiality agreement) to demonstrate that Starboard’s concerns are misguided and put an end to the improper allegations Starboard has made against the Company and its Board. Further, we note that the Company privately offered to provide information about the KKR Transaction to Starboard weeks ago, which Starboard rejected. Starboard’s acceptance of the Company’s prior offer would have obviated the need for the Demand.

The Demand principally seeks documents for the purported purpose of “gather[ing] information regarding potential mismanagement and/or malfeasance” involving the Board and “potential breaches of fiduciary duties by certain members of the Board” in connection with the Company’s Strategic Review, which culminated in (i) the Investment Agreement with the KKR Investors relating to the issuance and sale of 500,000 shares of the Company’s Series A Preferred Stock (the “KKR Transaction”), and (ii) the Company’s intent to use the proceeds from the KKR

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Steve Wolosky, Esq.

Andrew Freedman, Esq.

June 3, 2021

Transaction to repurchase up to $500 million of its common stock through a Dutch Self-Tender.1 The Demand also identifies an “additional purpose of assisting Starboard in determining the degree of change that it believes is necessary on the Board, including the number of director candidates to ultimately seek election for at the upcoming 2021 Annual Meeting.”2

1.	The Demand Fails to Establish a Credible Basis to Infer Any Alleged Wrongdoing.

The substance of the Demand is deficient because it does not establish a credible basis to infer any corporate wrongdoing. A stockholder seeking inspection of books and records for the purpose of investigating misconduct must establish “by the preponderance of the evidence, that there exists a credible basis to find probable corporate wrongdoing.”3 This showing is “a burden the plaintiff seeking inspection must bear; it is not a formality.”4 Indeed, the Delaware Supreme Court has recently reiterated that the credible basis standard is “not an insubstantial threshold.”5 “Mere suspicion,” “subjective belief of wrongdoing,” or “mere disagreement with a business decision” is not sufficient to establish a credible basis warranting Section 220 inspections based on investigative purposes.6

As we understand the Demand, Starboard challenges the Strategic Review process, the KKR Transaction, and the Company’s intended use of the proceeds from the KKR Transaction to repurchase certain of its common stock through a Dutch Self-Tender as having “no bona fide business purpose” and solely intended to “entrench the Board.”7 But Starboard reaches that conclusion based on a flawed recitation of events and criticisms of the underlying transactions that amount to nothing more than a “mere disagreement with a business decision” made by the Board. That is insufficient to state a proper purpose under Delaware law. To the contrary, the Board’s unanimous approval of the KKR Transaction and the Dutch Self-Tender resulted from a thorough and competitive strategic review process to evaluate a wide range of strategic alternatives, a process which was consistent with Starboard’s demands.

1 Demand at 1.

2 Id. at 1-2; see id. at 6 (identifying several related purposes).

3 Sec. First Corp. v. U.S. Die Casting & Dev. Co., 687 A.2d 563, 565 (Del. 1997).

4 Hague v. Tesla Motors, Inc., 2017 WL 448594, at *4 (Del. Ch. Feb. 2, 2017).

5 AmerisourceBergen Corp. v. Lebanon Cnty. Emps.’ Ret. Fund, 243 A.3d 417, 426 (Del. 2020).

6 City of Westland Police & Fire Ret. Sys. v. Axcelis Techs., Inc., 1 A.3d 281, 288, 290 (Del. 2010); High River Ltd. P’ship v. Occidental Petroleum Corp., 2019 WL 6040285, at *5 (Del. Ch. Nov. 14, 2019).

7 Demand at 2.

Steve Wolosky, Esq.

Andrew Freedman, Esq.

June 3, 2021

As you know, the Company has a long history of constructive engagement with Starboard, including entering into the Settlement Agreement with Starboard last year, as well as multiple discussions this year. The Settlement Agreement provided, among other things, that:

•	Two directors approved by Starboard, and a third new independent director, would be appointed to the Board to replace three incumbent directors who would step down or not stand for re-election at the next annual meeting; and

•	An Operating Committee, which would include two Starboard-approved directors, would be formed to work with management to identify and recommend opportunities for growth and margin enhancement.

Since that time, the Operating Committee and management have worked diligently to improve the performance of the business, making substantial progress across all facets: strategic, operational and financial. These efforts have successfully improved Company performance, a fact explicitly recognized by Starboard in the past. Unfortunately, following the Company’s announcement of its third quarter results in December 2020, Starboard abruptly reversed course and immediately demanded the Company explore a sale of the entire business. On December 3, 2020, the day after the company released earnings, Box’s closing stock price was $16.85 per share.

Between January 2021 and the announcement of the KKR Transaction, various Board members, including those who had been approved by Starboard, had multiple conversations with Mr. Feld. Mr. Feld continued to demand that the Board sell the Company. The Board, led by a committee of four directors--including two whose appointment was specifically approved by Starboard--undertook a comprehensive review of a wide range of strategic options, a step which Starboard had demanded. Following this extensive process, the Board unanimously decided that the KKR Transaction and the Dutch Self-Tender was in the best interest of all its stockholders.

The Board determined that the KKR Transaction will advance the Company’s strategy to deliver the Box Content Cloud and enable customers to modernize how they work and drive digital transformation throughout their organizations. The transaction also represents a unique opportunity to leverage KKR’s proven track record of successfully partnering with companies to drive stockholder value, especially as Box continues to build on its leadership position in cloud content management. The investment from KKR is a strong vote of confidence in Box’s vision, strategy, and continued efforts to accelerate growth and profitability. With KKR’s support, Box will be even better positioned to deliver for its customers around the world. Further, the addition of John Park, KKR’s Head of Americas Technology Private Equity, to the Board allows the Company and stockholders to benefit from his substantial experience in advising and supporting software and other technology companies with a focus on the cloud. The Dutch Self-Tender provides the ability for stockholders to elect to either monetize their investment or participate in any upside potential with KKR as a committed partner who believes in the growth strategy that Box is executing.

Steve Wolosky, Esq.

Andrew Freedman, Esq.

June 3, 2021

As you know, the level of Board change over the last three years has been extensive. Excluding current and former employees, seven of the eight directors have a tenure of three years or less. All Box directors have extensive experience as executives or directors of SaaS and Enterprise software companies, including C-Suite experience at multi-billion dollar companies. And this does not even include the extensive experience of John Park. Additionally, at the time the Company announced the KKR Transaction, it also announced that it would separate the positions of Board Chair and CEO and that Bethany Mayer would become Chair of the Board. As a result, directors approved by Starboard and added to the Board in conjunction with the Settlement Agreement hold positions as (1) Chair of the Board, (2) Chair of the Compensation Committee, (3) Chair of the Audit Committee, (4) two of the four seats on Box’s Operating Committee, and (5) two of the four seats on Box’s Strategy Committee. Further, the Company has engaged extensively and in good faith with Starboard and has continued to do so since the announcement of the KKR Transaction.

Unfortunately, it appears these actions are not sufficient for Starboard. Starboard’s assertion that “the status quo largely remains”8 is simply untrue and its rhetorical attacks on the Board’s composition, experience and motivations are both false and insulting. Instead, Box’s independent Board acted as it should: it was highly responsive both to Starboard’s demands and to feedback received by other stockholders, and then it made decisions – independently and unanimously – in the best interests of the Company and all of its stockholders, rather than any single one.

Because nothing in the Demand suggests a credible basis to infer corporate mismanagement or wrongdoing, the Demand fails to state a proper purpose under Section 220.

2.	The Demand Is Impermissibly Overbroad and Is Not Limited to Those Documents That Are Necessary and Essential.

Even if the Demand established a credible basis to infer alleged wrongdoing (and it does not), it is still defective for the independent reason that it is impermissibly overbroad. Section 220 demands are “limited only to the inspection of books and records that are necessary and essential to the satisfaction of the stated purpose.”9 “Documents are necessary and essential to a [books and records] demand if they address the ‘crux of the shareholder’s purpose’ and if that information ‘is unavailable from another source.’”10 Delaware law is clear that a Section 220

8 Id. at 3.

9 Kaufman v. CA, Inc., 905 A.2d 749, 753-54 (Del. Ch. 2006) (citations omitted) (finding that Section 220 inspection rights are not akin to the broad discovery permitted under Chancery Court Rule 34). See also Sec. First, 687 A.2d at 569 (a stockholder demanding inspection bears the burden of showing that each of the requested books and records is “essential to the accomplishment of the stockholder’s articulated purpose.”).

10 Wal-Mart Stores, Inc. v. Indiana Electrical Workers Pension Trust Fund IBEW, 95 A.2d 1264, 1272 (Del. 2014) (quoting Espinoza v. Hewlett-Packard Co., 32 A.3d 365, 271-72 (Del. 2011)).

Steve Wolosky, Esq.

Andrew Freedman, Esq.

June 3, 2021

demand is “not a way to circumvent discovery proceedings, and is certainly not meant to be a forum for the kinds of wide-ranging document requests permissible under Rule 34.”11 Instead, demands must be tailored “with rifled precision” to the stated purpose.12 “The starting point—and often the ending point—for a sufficient inspection will be board level documents,”13 and to obtain records beyond the board level requires a factual showing why board level documents would be insufficient.14

The Demand is overly broad and goes well beyond the narrow permissible scope of inspection. Indeed, the “Appendix” of books and records sought is more akin to Rule 34 discovery requests than a narrowly tailored demand for specific categories of books and records contemplated by Delaware case law. Nor does the Demand set forth a factual basis for why many of the broad requests for books and records demanded are “essential” to its stated purpose, particularly with respect to email or “senior management material.”

Additionally, many of the requests in the Demand contain confidential information or seek documents that are subject to the attorney client privilege and/or work product doctrine and are therefore not subject to inspection.15

*                          *                          *

Despite the Demand’s deficiencies and without conceding that the Demand is proper or otherwise waiving any of its rights or defenses under 8 Del. C. § 220, the Company is prepared to produce copies of the following books and records, which are sufficient to enable Starboard to carry out its purported purposes:

•

Minutes of any meeting of the Board or Strategic Committee referring or relating to the KKR Transaction, including but not limited to negotiations over the terms of the KKR Transaction and the Dutch-Self-Tender and the Strategic Review Process; and

11 Highland Select Equity Fund, L.P. v. Motient Corp., 906 A.2d 156, 165 (Del. Ch. 2006), aff’d, 922 A.2d 415 (Del. 2007).

12 Sec. First, 687 A.2d at 570.

13 Amalgamated Bank v. Yahoo! Inc., 132 A.3d 752, 790 (Del. Ch. 2016) (emphasis added), abrogated on other grounds by Tiger v. Boast Apparel, Inc., 214 A.3d 933 (Del. 2019).

14 In re UnitedHealth Group, Inc. Sec. 220 Litig., 2018 WL 1110849, at *9 (Del. Ch. Feb. 28, 2018).

15 See, e.g., Sutherland v. Sutherland, 2007 WL 1954444, at *4 (Del. Ch. 2007).

Steve Wolosky, Esq.

Andrew Freedman, Esq.

June 3, 2021

•	Presentations or materials prepared by Morgan Stanley & Co. LLC in connection with the final approval of the Investment Agreement.

The Company’s offer to produce copies of the foregoing books and records is conditioned on Starboard entering into a standard confidentiality agreement with the Company governing the use and dissemination of the information produced. If the Company’s offer is acceptable, we will prepare a proposed confidentiality agreement for your consideration, as well as to further meet and confer with you if you think it is necessary over the scope of any particular request. Please contact me if you have any questions.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Berger

David J. Berger, Esq.

cc:	Brad D. Sorrels, Esq.